Exhibit 12

Greater Bay Bancorp

Statements re Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
Income before income taxes	$156,350	$152,372	$149,120	$196,327	$106,284

Fixed charges:
Interest expense	123,573	90,876	109,838	160,555	199,793
Interest factor of rental expense	6,988	7,040	6,633	6,081	3,733

Fixed charges	130,561	97,916	116,471	166,636	203,526
Less: interest expense on deposits	78,078	53,465	57,684	82,747	132,655

Net fixed charges	52,483	44,451	58,787	83,889	70,871

Earnings, excluding interest on deposits from fixed charges	$208,833	$196,882	$207,808	$280,216	$177,155

Ratio of earnings, excluding interest on deposits, to net fixed charges(1)	3.98 x	4.43 x	3.53 x	3.34 x	2.50 x

Earnings, including interest on deposits in fixed charges	$286,911	$250,287	$265,491	$362,963	$309,810

Ratio of earnings, including interest on deposits, to fixed charges(2)	2.20 x	2.56 x	2.28 x	2.18 x	1.52 x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

(2)	For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.